EXHIBIT 99.2


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Director's and company secretary's dealings in Telkom SA Limited securities

In terms of Sections 3.63 - 3.74 of the JSE Securities Exchange South Africa Listings Requirements, the following information is disclosed regarding the dealing in the company's shares by directors:

Name of director:            Sizwe Nxasana

Number of Securities:        50

Class of Security:           Ordinary

Nature of Interest:          Direct, beneficial

Nature of Transaction:       Purchase

Date:                        22 March 2005

Price:                       R 33.81

Shareholding:                The shares purchased represent 25% of Mr Nxasana's
                             Telkom shares, or options to buy shares, held in terms of the rules of the Government Initiated
                             Employee Share Option Plan (The Diabo 2% Scheme)

Company Secretary:           Vincent Mashale

Number of Securities:        50

Class of Security:           Ordinary

Nature of Interest:          Direct, beneficial

Nature of Transaction:       Purchase

Date:                        22 March 2005

Price:                       R 33.81

Shareholding:                The shares purchased represent 25% of Mr Mashale's

                             Telkom shares, or options to buy shares, held in terms of the rules of the Government Initiated Employee Share Option Plan (The Diabo 2% Scheme)


Clearance was obtained in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements.

Johannesburg
23 March 2005